Pricing Sheet Dated February 16, 2007 Relating to Preliminary Terms No. 203
Dated February 5, 2007
Registration Statement No. 333-131266
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities

February 2007

RevConsSM
Three RevConsSM Each Based on a Different Common Stock due February 22, 2008
 Reverse Convertible Securities
PRICING TERMS FOR ALL REVCONS – FEBRUARY 16, 2007
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Maturity date:	February 22, 2008
Payment at maturity:	Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on thedetermination date is less than the initial share price and the closing price of the underlying stock hasdeclined to or below the specified trigger price on any trading day up to and including the determinationdate, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option,the cash value of those shares as of the determination date.
Determination date:	February 19, 2008 (three trading days before the maturity date), subject to postponement in the event of certain market disruption events.
Coupon:	Payable monthly at the specified interest rate beginning March 22, 2007.
Trigger event:	Closing price trigger event
Pricing date:	February 16, 2007
Original issue date:	February 22, 2007
Listing:	The RevCons will not be listed on any securities exchange.
SPECIFIC PRICING TERMS FOR EACH REVCONS
Underlying stock	Initial share price	Interest rate	Trigger price	Trigger level	Exchange ratio	CUSIP	Total principal amount
Apple Inc. (AAPL)	$84.83	12.75%	$67.864	80%	11.78828	617446D63	$798,000.00
Southwestern Energy Company (SWN)	$37.99	12.30%	$26.593	70%	26.32272	617446D89	$717,000.00
Schlumberger Limited (SLB)	$63.33	9.80%	$50.664	80%	15.79030	617446D71	$456,000.00
The initial share price will be the closing price of the underlying stock on the pricing date.
Agent:	Morgan Stanley & Co. Incorporated
Agent’s commissions:		Price to public	Agent’s commissions(1)	Proceeds to company
	Per RevCons	$1,000.00	$27.50	$972.50
	Totals AAPL	$798,000.00	$21,945.00	$776,055.00
	SWN	$717,000.00	$19,717.50	$697,282.50
	SLB	$456,000.00	$12,540.00	$443,460.00

(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for RevCons.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Preliminary Terms No. 203 dated February 5, 2007
Prospectus Supplement for RevCons dated February 16, 2007
Prospectus dated January 25, 2006